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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 15

 Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under
         Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                     Commission File Number:  333-14789-01

                         MINNESOTA LOGOS, A PARTNERSHIP
             (Exact name of registrant as specified in its charter)

             5551 CORPORATE BOULEVARD, BATON ROUGE, LOUISIANA 70808
                                 (504) 926-1000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            GUARANTEES OF 9 5/8% SENIOR SUBORDINATED NOTES DUE 2006
                 AND 8 5/8% SENIOR SUBORDINATED NOTES DUE 2007
                          OF LAMAR ADVERTISING COMPANY
            (Title of each class of securities covered by this Form)

                                      NONE
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)       [ ]            Rule 12h-3(b)(1)(ii)      [ ]
      Rule 12g-4(a)(1)(ii)      [ ]            Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(i)       [ ]            Rule 12h-3(b)(2)(i)       [ ]
      Rule 12g-4(a)(2)(ii)      [ ]            Rule 12h-3(b)(2)(ii)      [ ]
      Rule 12h-3(b)(1)(i)       [x]            Rule 15d-6                [ ]

         Approximate number of holders of record as of the certification or notice date:

              Guarantee of 8 5/8% Senior Subordinated Notes: 31*
              Guarantee of 9 5/8% Senior Subordinated Notes: 55*

*  See Explanatory Note

         Pursuant to the requirements of the Securities Exchange Act of 1934 MINNESOTA LOGOS, A PARTNERSHIP, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  March 27, 1998                     MINNESOTA LOGOS, A PARTNERSHIP

                                          By: Minnesota Logos, Inc., its
                                              General Partner


                                          By:  /s/ T. Everett Stewart, Jr.
                                             --------------------------------
                                               T. Everett Stewart, Jr.,
                                               President
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                                EXPLANATORY NOTE

         On March 25, 1998, Minnesota Logos, Inc., a wholly-owned subsidiary of Lamar Advertising Company ("LAC"), acquired the 5% interest in Minnesota Logos, A Partnership (the "Minnesota Partnership") that it did not previously own. Accordingly, the Minnesota Partnership is no longer subject to the period reporting requirements of Sections 13 and 15(d) of the Securities Exchange Act of 1934, as amended, because (i) LAC is a holding company with no operations independent of its subsidiaries, (ii) the Minnesota Partnership and each of the other guarantors of LAC's 9 5/8% Senior Subordinated Notes due 2006 and 8 5/8% Senior Subordinated Notes due 2007 is a direct or indirect wholly-owned subsidiary of LAC, (iii) the guarantees by the Minnesota Partnership and each of the other guarantors are full and unconditional, and (iv) the one indirect subsidiary of LAC that is not a guarantor is inconsequential to the consolidated group.